October 5, 2022

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested by

Mangomill plc

48 E. 85th Street, 9E

New York, NY 10028

BY EDGAR

Austin Pattan

Joshua Shainess

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mangomill plc

Registration Statement on Form S-4

Filed September 7, 2022

CIK No. 0001929589

Dear Mr. Pattan and Mr. Shainess:

We set forth below the response of Mangomill plc (the “Company”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated September 23, 2022 with respect to the Registration Statement on Form S-4 (the “Original Registration Statement”) filed on June 22, 2022, as amended by Amendment No. 2 to the Original Registration Statement (the “Registration Statement”) filed on the date of this letter.

The Company respectfully requests confidential treatment for certain portions of this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. § 200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this letter.

We have reproduced below in bold the Staff’s comment and have provided the Company’s response following the comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement. Unless otherwise indicated, page number references below refer to the Registration Statement.

Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter, which are identified in this letter by the mark “[***].”

FOIA CONFIDENTIAL TREATMENT REQUESTED BY MANGOMILL PLC

October 5, 2022

Amendment No. 1 to Registration Statement on Form S-4 filed September 7, 2022

Questions and Answers

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 200

1.	Please remove the reference to the elimination of investment income held in the Trust Account from pro forma adjustment (AA).

The Company respectfully acknowledges the Staff’s comment and has removed the repetitive disclosure in pro forma adjustment (AA).

Key Business Metrics, page 250

2.

You state in your response to prior comment 22 that you have had “consistent renewals” and steady retention in your annual subscription base. As previously requested, please tell us the renewal rates for your annual and multi-year subscription agreements to support your assumption that such agreements will be renewed on existing terms and should be included in the calculation of annualized recurring revenue. Also, please move your key business metric disclosures to the forepart of MD&A to add further context to the results of operations discussion that follows.

The Company respectfully advises the Staff’s that for the year ended September 30, 2021 and 2020 MariaDB’s renewal rates were approximately [***]% and [***]%, respectively, for its annual contractual arrangements and approximately [***]% and [***]%, respectively, for its multi-year contractual arrangements.

For the period ended June 30, 2022 and 2021, MariaDB’s renewal rates were approximately [***]% and [***]%, respectively for its annual contractual arrangements and approximately [***]% and [***]%, respectively, for its multi-year contractual arrangements.

Additionally, MariaDB’s MD&A was revised to include the key business metric disclosures before the Key Components of Results of Operations disclosures on page 242 of the Registration Statement.

Certain Relationships and Related Party Transactions

Forward Purchase Agreements, page 321

3.

We note that the amount of additional founder shares to be transferred to the Sponsor, pursuant to the second forward purchase arrangement, entered into in the first half of 2022, was increased from 10,000 shares to 60,000 shares. Please revise to include the aggregate consideration to be offered by the Sponsor in exchange for this transfer. If the founder shares are being granted for no additional consideration, please highlight this prominently in your discussion.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 322 and 328 to clarify that an aggregate of 60,000 Founder Shares are to be transferred pursuant to the forward purchase arrangements entered into in the first half of 2022 and that these Founder Shares, along with the 75,000 Founder Shares to be transferred pursuant to the forward purchase arrangements entered into in February 2021, are being granted for non-cash consideration in the form of services rendered.

Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter, which are identified in this letter by the mark “[***].”

FOIA CONFIDENTIAL TREATMENT REQUESTED BY MANGOMILL PLC

October 5, 2022

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies Revenue Recognition, page F-56

4.

We note your response to prior comment 27 regarding your product offerings. Please clarify for us whether the MariaDB MaxScale and MariaDB ColumnStore limited source BSL licenses are available to the public for free without entering into a MariaDB Enterprise arrangement. Further, you note that a BSL license automatically converts to a GPL open source license after a period of time. Explain whether this conversion impacts the availability of the license to be used for free. Also, since Xpand is a proprietary license, tell us how this is accounted for in the MariaDB Enterprise arrangements and how much revenue was recognized for this product for each period presented.

The Company respectfully advises the Staff that MariaDB MaxScale is available for free use with the MariaDB Community Server without a contractual commitment under the MariaDB Enterprise subscription arrangement. Accordingly, the user may use products licensed under BSL without needing a subscription to the MariaDB Enterprise product offering. When used with MariaDB Community Server, the user has access to MariaDB MaxScale with functionality limited to two database nodes.

In addition, MariaDB ColumnStore is also available for free with limited functionality on the MariaDB Community Server without entering into a MariaDB Enterprise subscription arrangement. Under the ColumnStore BSL license, the user has limited functionality. This includes no options to deploy multi-node set ups, which allow the user greater scalability and availability.

Further, the Company respectfully advises the Staff that the BSL source code is always available for free; thus, a user may use products licensed under BSL without needing a subscription to a MariaDB product offering and may utilize the source code in a non-production test and development environment.

Xpand is a MariaDB proprietary license that may be utilized by the customer in conjunction with MariaDB Enterprise and MariaDB SkySQL product offerings. MariaDB is undertaking strategic initiatives to market Xpand under the MariaDB SkySQL product offering. MariaDB believes revenue recognized for MariaDB Enterprise with Xpand in the periods presented is immaterial. MariaDB has accounted for Xpand and MariaDB Enterprise product offering as a combined performance obligation and will continue to monitor and assess its growth to determine if revenue remains immaterial. MariaDB’s long-term strategy for Xpand is focused on the use under the SkySQL product offering and MariaDB maintains the expectations that MariaDB Enterprise with Xpand to remain immaterial in future periods.

Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter, which are identified in this letter by the mark “[***].”

FOIA CONFIDENTIAL TREATMENT REQUESTED BY MANGOMILL PLC

October 5, 2022

MariaDB Enterprise and Xpand are sold and marketed as a combined product offering and as such, the Company does not separately track Xpand from the MariaDB Enterprise product offering. The following amounts associated with Xpand also include revenue attributable to PCS from MariaDB Enterprise. Accordingly, the Company believes Xpand revenue, stand alone from MariaDB Enterprise, to be considerably less. For the year ended September 30, 2021 and 2020, Xpand with MariaDB Enterprise generated revenue of approximately $[***] million and $[***] million, respectively. For both periods ended June 30, 2022 and June 30, 2021, Xpand with MariaDB Enterprise generated revenue of approximately $[***] million.

5.

We note your revised disclosure where you state that the open source term licenses may only be sold as an integrated solution with PCS. Please further revise as this appears to indicate the licenses are sold and are not available for free, whether obtained separate from or included in your subscription arrangements.

The Company respectfully acknowledges the Staff’s comment and Note 2 Summary of Significant Accounting Policies has been revised on page F-57 of the Registration Statement to remove the indication that open source licenses are sold as an integration solution.

6.

Your disclosures on page F-57 state that some of your contracts contain multiple performance obligations such as the license portion of the term software licenses bundled with PCS, professional services, and database-as-a-service offerings. Please tell us and revise to clarify whether your licenses: open source, limited source, and proprietary, are considered separate performance obligations in your arrangements and which of those you are referring to in this disclosure.

In response to the Staff’s comment, Note 2 – Summary of Significant Accounting policies has been revised on page F-58 of the Registration Statement to clarify that open source and limited source software is integrated with the combined PCS performance obligation.

Note. 3 Revenue, page F-62

7.

We note your revised disclosures both here and on page F-87 in response to prior comment 31 where you indicate that approximately 49% of the respective remaining performance obligation amounts will be recognized over the next twelve months. Please further revise to state when the other 51% will be recognized on a quantitative basis or by providing qualitative information. Refer to ASC 606-10-50-13.

The Company respectfully acknowledges the Staff’s comment and Note 3 – Revenue has been revised to qualitatively disclose the remaining performance obligation as of the periods presented. Such revision was further reflected in the MariaDB Management’s Discussion & Analysis, Deferred Revenue, on page 255 of the Registration Statement.

Note 13. Income Tax, page F-73

8.

We note your revisions in response to prior comment 34. It appears certain line items in the breakdown of the Income before provision (benefit) for income taxes table have been mislabeled. Please revise. Also, with regard to the rate reconciliation table, revise to explain what the tax credit and return to provision line items relate to.

Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter, which are identified in this letter by the mark “[***].”

FOIA CONFIDENTIAL TREATMENT REQUESTED BY MANGOMILL PLC

October 5, 2022

The Company respectfully acknowledges the Staff’s comment and Note 13 – Income Tax has been revised on page F-74 of the Registration Statement regarding the breakdown of Income before provision (benefit) for income taxes. In addition, the rate reconciliation table has been revised to provide clarified descriptions within the table.

Exhibits

9.

We note your response to prior comment 38. Given that APHC intends for the Domestication to qualify as an F Reorganization for U.S. federal income tax purposes, and the disclosure includes a representation as to the material tax consequences, please support such conclusions with an opinion of counsel pursuant to Item 601(b)(8) of Regulation S-K. Counsel’s opinion should also address the uncertainty associated with the passive foreign investment company rules.

In response to the Staff’s comment, the Company has included as exhibit 8.1 an opinion of counsel pursuant to Item 601(b)(8) of Regulation S-K.

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Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter, which are identified in this letter by the mark “[***].”

FOIA CONFIDENTIAL TREATMENT REQUESTED BY MANGOMILL PLC

We hope that the Company’s response above adequately addresses the Staff’s comments. If the Staff has any questions or requires any additional information, please do not hesitate to contact Adam Brenneman at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2704.

Very truly yours,

/s/ Theodore Wang
Theodore Wang
Principal Executive

cc:	Adam J. Brenneman

Cleary Gottlieb Steen & Hamilton LLP

Jens M. Fischer

Perkins Coie LLP

Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter, which are identified in this letter by the mark “[***].”

FOIA CONFIDENTIAL TREATMENT REQUESTED BY MANGOMILL PLC